UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*

                       Alliance Semiconductor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01877H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Bryant Riley
                             11100 Santa Monica Blvd
                                    Suite 800
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01877H100                    13D                     Page 1 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryant R. Riley
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,452,605
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,452,605
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,452,605
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                   13D                      Page 2 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SACC Partners LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,041,222
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,041,222
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,452,605
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                   13D                      Page 3 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Riley Investment Management LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,041,222
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,041,222
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,452,605
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                   13D                      Page 4 of 4 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock of Alliance Semiconductor Corporation
2575 Augustine Drive
Santa Clara, CA 95054

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

    (a)  SACC Partners LP (Delaware limited partnership)
         Riley Investment Management LLC (Delaware limited liability company)
         B. Riley & Co., Inc. (Delaware Corporation)
         B. Riley & Co. Holdings, LLC (Delaware limited liability company)
         B. Riley & Co. Retirement Trust (tax qualified employee benefit plan) Bryant R. Riley (individual residing in California)

    (b)  11100 Santa Monica Blvd.
         Suite 800
         Los Angeles, CA 90025

    (c) Mr. Riley owns and manages all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). Mr. Riley is the sole equity owner of B. Riley & Co. Holdings, LLC ("BRCH"). Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust ("BRCRT"). Each entity is located at the address specified in (b) above.

    (d)  None

    (e)  None

    (f)  United States

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds. BRC's purchases were made with BRC funds. BRCH's purchases were made with BRCH funds. BRCRT's purchases were made with BRCRT funds. See Exhibit A attached hereto for a schedule of transactions since the previous Schedule 13D filing.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          The Reporting Persons have requested of a Special Committee of the issuer's Board of Directors to hold the annual meeting in a timely fashion. The request letter was sent on July 8, 2005 and is attached as Exhibit B.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

    (a) SACC owns 2,041,222 shares of Alliance Semiconductor's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 2,041,222 shares held by SACC, representing approximately 5.8% of Alliance Semiconductor's outstanding stock.

            BRC owns 338,283 shares of Alliance Semiconductor's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 338,283 shares of Alliance Semiconductor's common stock, representing approximately 0.95% of Alliance Semiconductor's outstanding stock.

            BRCH owns 100 shares of Alliance Semiconductor's common stock. Because Mr. Riley has sole voting and investment power of BRCH's security holdings, both BRCH and Mr. Riley may be deemed to have beneficial ownership of the 100 of Alliance Semiconductor's common stock, representing approximately 0.0% of Alliance Semiconductor's common stock.

            BRCRT owns 73,000 shares of Alliance Semiconductor's common stock. Because Mr. Riley has voting and investment power over BRCRT's security holdings, both BRCRT and Mr. Riley may be deemed to have beneficial ownership of the 73,000 shares of Alliance Semiconductor's common stock, representing approximately 0.2% of Alliance Semiconductor's outstanding stock.

            To summarize, Mr. Riley may be deemed to beneficially own a total of 2,452,605 shares of Alliance Semiconductor common stock (6.9%) through his relationships with SACC, RIM, BRC, BRCH and BRCRT.

    (b) With respect to all of the shares that are held by each of SACC, BRC, BRCH and BRCRT, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares

    (c) Please see the attached Exhibit A for transactions since the previous Schedule 13D filing dated June 17, 1005.

    (d)     None

    (e)     Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM, BRCH and BRCRT are described under Item 2(c) above. There are no contracts, arrangements or understandings among the reporting parties regarding the Alliance Semiconductor Corporation shares, except for the letters from proposed nominees agreeing to be nominated and serve, which could be construed as an implicit understanding the nominees will vote for the nominated slate.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A - Schedule of transactions since previous Schedule 13D filing. Exhibit B - Letter from Bryant Riley to Special Committee dated July 8, 2005.
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005
                                    SACC PARTNERS LP

                                    By: Riley Investment Management LLC,
                                              General Partner

                                    /s/ Bryant R. Riley
                                    ------------------------------------
                                    Bryant R. Riley, President


                                    RILEY INVESTMENT MANAGEMENT LLC


                                    /s/ Bryant R. Riley
                                    ------------------------------------
                                    Bryant R. Riley, President


                                    B. RILEY & CO., INC.


                                    /s/ Bryant R. Riley
                                    ------------------------------------
                                    Bryant R. Riley, CEO


                                    B. RILEY & CO. HOLDINGS, LLC


                                    /s/ Bryant R. Riley
                                    ------------------------------------
                                    Bryant R. Riley, President


                                    B. RILEY & CO. RETIREMENT TRUST


                                    /s/ Bryant R. Riley
                                    ------------------------------------
                                    Bryant R. Riley, Trustee



                                    /s/ Bryant R. Riley
                                    ------------------------------------
                                    Bryant R. Riley

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A


----------------------------------------------------------------------------
            Transaction Code  Quantity          Trade Date          Price
----------------------------------------------------------------------------
BRC    Buy                          33,784  06/28/2005          $ 2.3118
----------------------------------------------------------------------------
       Sell                          (100)  07/01/2005          $ 2.5900
----------------------------------------------------------------------------
       Buy                             100  07/01/2005          $ 2.6000
----------------------------------------------------------------------------

                                    EXHIBIT B


                           [B. RILEY & CO. LETTERHEAD]


                                  July 8, 2005
Alliance Semiconductor
2575 Augustine Drive
Santa Clara, CA 95054-2914


Dear Members of the Special Committee:

         As the newly formed Special Committee embarks upon their deliberations regarding our shareholder proposals, we thought it would be relevant to briefly review the company's operational history.

         Dan Reddy and CN Reddy founded Alliance Semiconductor in 1985. In 1991, the company filed under Chapter 11 of the US bankruptcy code. Following a reorganization, the company went public in 1993 and experienced 3 years of operating profit during which time ALSC made approximately $60 million dollars (the bulk of which took place in 1995 when the company was positioned in the face of a general shortage of semiconductor memory chips). In October of 1994 and March of 1995 the company raised approximately $160 million through secondary offerings and insiders sold over $50 million in stock. In July 1995, ALSC invested in a new Taiwanese manufacturing facility that ultimately resulted in its holdings in United Microelectronics Corporation ("UMC").

         In December 1995, the company reduced its outlook due to softening demand for the company's SRAM products. This represented the beginning of a 10-year downdraft in operating income. Since fiscal year 1997, the company has an operating loss of $322 million dollars (excluding investment gains or losses). The losses have been steady and consistent with only 2000 showing a mere $195 thousand dollar operating profits. In the last 5 years the losses have accelerated, resulting in cumulative reported operating losses of approximately $210 million dollars. During that time Alliance did not report a single quarter of profitability.

         The company's recent history is even more disconcerting. During the last 3 years, the R&D budget alone has approximately equaled total revenues. The decision to enter new markets while disregarding operating overhead structure has resulted in over $100 million in operating losses. The company's best operational quarter resulted in a loss of $5.5 million dollars.

         Despite these results, ALSC has taken little to no action to correct operating problems and the action "taken" has been detrimental to shareholders. For example, in May 2004, in the face of daunting operating losses, the company announced plans to EXPAND the investment in its Indian Design Center by investing up to $50 million over the next 5 years with no clear indication of how it benefits ALSC or its shareholders. In my most recent conversations with ALSC, both a board representative and management expressed confidence that the company was headed in the right direction by suggesting that reduction in operational costs reduced quarterly breakeven targets to $12-$15 million. This revenue run-rate would represent a 120%-160% increase over ALSC's most recent quarter. To put this in perspective, the company's highest revenue quarter the last 3 years was $8.9 million in March 2004 in which the company lost $8.8 million from operations.

         Beyond the negative operating history, the non-operational record of the company is also a disaster. Its shareholders have twice sued the company. The company is currently subject to a review by the SEC to determine whether it should in fact be required to register as an investment company. ALSC is also in what can be described as a major tax dispute with the IRS. The most recent 10K late filing and the noncompliance with Sarbanes Oxley are also areas of added concern, to say the least. We also want to point out that the company's current board and management has scored a 3 with Institutional Shareholder Services
(ISS). This score suggests that all but 3% of public companies have better corporate governance policies.

         Although the formation of a committee shows some willingness to recognize the problem, more is needed. As stated, we think ALSC needs a new board.

         We believe the unrealized value of Alliance Semiconductor is in its investments. The early investment in UMC resulted in a large unrealized gain that at one point reached almost $1 billion dollars. In 2000 the book value was over $23 per share. As a result of cash burn and price deterioration the current book value is approximately $2.75 per share. ALSC's largest asset, UMC, is unencumbered and could be liquidated in short order given the trading activity of the shares. However the current board and management seem to have chosen to sell UMC to fund operating losses and support additional outside investments. We believe it is time for the Board to recognize that shareholders own the balance sheet and the time for discretionary investments is well behind you.

         The current book value of Alliance Ventures is approximately $25 million. We believe that ALSC's interests in 3 investments alone are valued at over $60 million based on recent equity rounds. While we are not privy to information that would enable us to value the whole portfolio, clearly it is understated. Given the apparent current strategy there is a risk that this fact is somewhat irrelevant because operating history suggests ALSC will burn any profits that are realized in further efforts to support a questionable chip business. We feel compelled to remind you that this company is owned by the shareholders and should be managed in such a matter. We read the 8-K that announced the "special committee" formation with great interest. Not only does it include all Board Members except for CN Reddy, (a large shareholder who recognizes the need for change and has agreed to join our slate), it also cautions that the committee was only just formed and has not set a timetable for completion of the proposal review. This committee looks like merely a sham device to exclude board member CN Reddy from discussions. And the lack of urgency and candor represented in the 8-K only reinforces our concern that every day Alliance is operated in its current form approximately $80k is lost from operations.

         It is time for a change at Alliance. We encourage the current Board to step down in order to recompose the board. We have presented you with an experienced slate of nominees who have extensive backgrounds in realizing shareholder value. Mike Gullard and I were both on the Board of Celeritek, a situation that is relevant to Alliance Semiconductor. In 2003 I ran an alternative Board slate to challenge the incumbent Board that had made decisions that I believed were not in the best interest of Shareholders. After settling (on the eve of a proxy vote) the dispute, the new Board conducted an expeditious, but thorough review of the company. It was determined by the truly independent board that the best way to maximize shareholder value was to proceed with divesting the assets of the company. Over the course of the next two years we distributed over $ 8.00 per share in cash (the shares were at $6 when we presented our Board slate) to shareholders in a tax efficient manner and sold assets intelligently to maximize shareholder value. This process is continuing today. We feel Alliance shareholders deserve a similar review of their assets followed by decisive action to preserve and enhance those assets.

         Outside of the founders, the current board members have never purchased a single share of stock and only "own" a right to shares in the form of out of the money options granted to the Directors. We believe this lack of a community of interest with shareholders has led to the decisions made on the board level that have been poor in terms of asset utilization and corporate governance, and absolutely devastating to shareholder value. We believe there is incremental value for Alliance Semiconductor shareholders if there is a new team to set the company on the right track.

         We would like to avoid a costly proxy contest, which could further dissipate assets that should go to shareholders, but are fully prepared to do so. In this regard, we expect a timely convened 2005 shareholder meeting. It has been almost 11 months since the last meeting, and the failure to set a 2005 record and meeting date suggests an attempt to delay the day of reckoning shareholders need and deserve.

         I remain willing to discuss our concerns and seek a mutually acceptable way to return value to stockholders. I suggest a face-to-face meeting at our offices on July 12, 13 or 14. If we have not met by then and reached a solution, we are fully prepared to proceed in our efforts to protect shareholders.

         I hope to hear from you soon.

                                                     Very truly yours,


                                                     /s/ Bryant Riley
                                                     ----------------
                                                     B.Riley & Co.

cc:      ND Reddy
         Sanford Kane
         Juan Benitez
         Greg Barton